Exhibit 99.1

BAYTEX CONFERENCE CALL AND WEBCAST ON SECOND QUARTER 2016
RESULTS TO BE HELD JULY 28, 2016

CALGARY, ALBERTA (July 21, 2016) - Baytex Energy Corp. (TSX, NYSE: BTE) will release its 2016 second quarter financial and operating results prior to the opening of markets on Thursday, July 28, 2016. A conference call and webcast will be held shortly thereafter to discuss the results and address investor questions.

Conference Call Details:

Date:             Thursday, July 28, 2016

Time:     9:00 a.m. MDT (11:00 a.m. EDT)

Dial-in:	416-340-2219 (Toronto Local)
1-866-225-2055 (North America Toll-Free)
1-800-6578-9868 (International Toll-Free)

Webcast:         http://www.gowebcasting.com/7736

An archived recording of the conference call will be available until August 28, 2016 by dialing 1-800-408-3053 within North America (Toronto local dial 905-694-9451, International toll free 800-3366-3052) and entering reservation code 6612059. The conference call will also be archived on the Baytex website at www.baytexenergy.com

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 78% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com, or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com